Exhibit 99.2
                                                                    ------------




                             Koor Industries Limited
                            (An Israeli Corporation)


                              Consolidated Interim
                              Financial Statements
                              As at March 31, 2006
                                   (Unaudited)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)


Condensed Consolidated Interim Financial Statements as at March 31, 2006
--------------------------------------------------------------------------------


Contents



                                                                           Page
                                                                           -----

Auditors' Review Report                                                       2

Condensed Consolidated Interim Balance Sheets                                 3

Condensed Consolidated Interim Statements of Income                           4

Condensed Interim Statements of Changes in Shareholders' Equity               5

Condensed Consolidated Statements of Cash Flows                               8

Notes to the Interim Financial Statements                                    13

[KPMG GRAPHIC OMITTED]

Somekh Chaikin                                     Telephone     972 3 684 8000
KPMG Millennium Tower                              Fax           972 3 684 8444
17 Ha'arba'a Street, PO Box 609                    Internet      www.kpmg.co.il
Tel Aviv 61006 Israel




The Board of Directors
Koor Industries Limited
-----------------------


Auditors' Review Report of Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2006

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at March 31, 2006, the related condensed consolidated interim statement of income, the condensed interim statement of changes shareholders' equity and the condensed consolidated interim statement of cash flows for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We were furnished with the reports of other auditors on their review of the interim financial statements of certain subsidiaries, whose assets as at March 31, 2006 constitute 26% of the total consolidated assets and whose revenues for the three months then ended constitute 61% of the total continuing consolidated revenues and 100% of the total discontinuing consolidated revenues. Furthermore, we were furnished with the reports of other auditors on their review of the interim financial statements of certain affiliates, whose Company's investments constitute NIS 168,822 thousand as at March 31, 2006 and its equity in earnings constitute NIS 3,063 thousand for the three months then ended.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles in Israel.


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

May 23, 2006 Haifa,
Israel



     Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------------------

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                (Note 1A3)
                                                                                                            ----------------
                                                                March 31                    December 31            March 31
                                                    ------------------------------------
                                                           2006                  2005             2005                2006
                                                    ------------        ----------------  --------------    ----------------
                                                               Unaudited                        Audited           Unaudited
                                                    ------------------------------------  --------------    ----------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------    ----------------
ASSETS                                                  83,500                  81,004           318,798               17,899

CURRENT ASSETS
Cash and cash equivalents
Short-term deposits and investments                    722,920                 363,219           541,159              154,967
Trade receivables                                      113,906                 170,999            93,544               24,417
Other receivables                                      109,861                 162,695            87,937               23,550
Inventories and work in progress                        92,411                 181,093            90,909               19,809
Assets designated for sale                                   -                  41,575                 -                    -
                                                     ---------               ---------         ---------            ---------
                                                     1,122,598               1,000,585         1,132,347              240,642
                                                     ---------               ---------         ---------            ---------
INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliates                            2,806,665               2,765,985      (*)2,664,020              601,643
                                                     ---------               ---------         ---------            ---------
Other investments and receivables                      562,854                 236,933           547,013              120,654
                                                     ---------               ---------         ---------            ---------
                                                     3,369,519               3,002,918         3,211,033              722,297
                                                     ---------               ---------         ---------            ---------

FIXED ASSETS, NET                                      776,017                 852,339           726,606              166,349
                                                     ---------               ---------         ---------            ---------

INTANGIBLE ASSETS, DEFERRED TAX ASSETS
      AND DEFERRED EXPENSES                             37,805                   3,506            19,461                8,104
                                                     ---------               ---------         ---------            ---------

ASSETS RELATING TO DISCONTINUED OPERATIONS             198,302               1,311,781           198,816               42,508
                                                     ---------               ---------         ---------            ---------



                                                     5,504,241               6,171,129         5,288,263            1,179,900
                                                     =========               =========         =========            =========

(*) Restated - See Note 1B(4).

The accompanying notes are an integral part of the financial statements.


                                                                                                      Koor Industries Limited
                                                                                                     (An Israeli Corporation)

-----------------------------------------------------------------------------------------------------------------------------

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                (Note 1A3)
                                                                                                            ----------------
                                                                March 31                    December 31            March 31
                                                    ------------------------------------
                                                           2006                 2005               2005                2006
                                                    ---------------     ----------------  --------------    ----------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------    ----------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------    ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY                       258,881           904,780           272,127             55,494

CURRENT LIABILITIES
Credit from banks and others
Trade payables                                             106,534           176,340            91,606             22,837
Other payables                                             197,893           236,925           203,289             42,420
Customer advances                                           35,436            22,496            21,942              7,596
                                                         ---------         ---------         ---------          ---------
                                                           598,744         1,340,541           588,964            128,347
                                                         ---------         ---------         ---------          ---------

LONG-TERM LIABILITIES
Long-term bank loans                                     1,611,475         1,534,312         1,555,149            345,439
Other long-term loans                                       53,545            90,633            54,147             11,478
Debentures                                                 392,383                 -           390,854             84,112
Deferred taxes                                              10,353                39                78              2,219
Liability for employee severance
benefits, net                                                4,246            74,274             3,860                910
                                                         ---------         ---------         ---------          ---------
                                                         2,072,002         1,699,258         2,004,088            444,158
                                                         ---------         ---------         ---------          ---------

LIABILITIES RELATING TO DISCONTINUED
OPERATIONS                                                 158,832         1,027,010           160,048             34,048
                                                         ---------         ---------         ---------          ---------

MINORITY INTEREST                                           59,432            43,057            56,729             12,740
                                                         ---------         ---------         ---------          ---------

SHAREHOLDERS' EQUITY                                     2,615,231         2,061,263      (*)2,478,434            560,607
                                                         ---------         ---------         ---------          ---------



                                                         5,504,241         6,171,129         5,288,263          1,179,900
                                                         =========         =========         =========          =========




--------------------------         ------------------------------------     --------------------------------
      Jonathan Kolber                      Prof. Gabriela Shalev                       Ran Maidan
 Chief Executive Officer                 Member of the Board Chief                 Financial Officer
                                              of Directors
May 23, 2006

                                                                                                                        3


                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                Convenience
                                                                                                                translation
                                                                                                                 (Note 1A3)
                                                                                                          ------------------
                                                         Three months ended March 31          Year ended  Three months ended
                                                    ------------------------------------     December 31            March 31
                                                           2006           (***)  2005               2005                2006
                                                    ---------------     ----------------  --------------  ------------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------  ------------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------  ------------------
REVENUES AND EARNINGS
Revenue from sales and services                             187,468           245,193            988,382             40,186
Group's equity in the operating results
 of investee companies, net (see Note 1B(3))                 64,058            91,917        (*) 359,362             13,732
Other income, net                                             4,710           147,305            223,205              1,010
                                                          ---------         ---------      -------------           --------
                                                            256,236           484,415      (*) 1,570,949             54,928
                                                          ---------         ---------      -------------           --------

COSTS AND LOSSES
Cost of sales and services                                  143,321           210,318            801,657             30,723
Selling and marketing expenses                               17,430            25,353             89,146              3,736
General and administrative expenses                          32,581            38,354         (*)165,353              6,984
Financing expenses, net                                      23,543            37,095            182,957              5,047
                                                          ---------         ---------      -------------           --------
                                                            216,875           311,120      (*) 1,239,113             46,490
                                                          ---------         ---------      -------------           --------

EARNINGS BEFORE INCOME TAX                                   39,361           173,295        (*) 331,836              8,438
Income tax                                                  (1,207)          (73,334)           (80,701)              (259)
                                                          ---------         ---------      -------------           --------
                                                             38,154            99,961        (*) 251,135              8,179

Minority interest in consolidated
 companies' results, net                                      2,784             5,126              9,135                597
                                                          ---------         ---------      -------------           --------

NET EARNINGS FROM CONTINUING OPERATIONS                      40,938           105,087        (*) 260,270              8,776

NET EARNINGS (LOSS) FROM DISCONTINUED
 OPERATIONS (NOTE 6)                                        (1,628)             6,959             50,381              (349)
CUMULATIVE EFFECT AS OF THE BEGINNING OF THE
 YEAR OF CHANGE IN ACCOUNTING METHOD
 (NOTE 1B(3))                                                62,552           (3,054)            (3,054)             13,408
                                                          ---------         ---------      -------------           --------
NET EARNINGS FOR THE PERIOD                                 101,862           108,992        (*) 307,597             21,835
                                                          =========         =========      =============           ========

                                                                NIS          (**) NIS        (**)(*) NIS                US$
                                                          ---------         ---------      -------------           --------
BASIC EARNINGS (LOSS) PER ORDINARY SHARE:                     2.365             6.539             16.437               0.51
From continuing operations
From discontinued operations                                (0.100)             0.439              3.143             (0.02)
From cumulative effect of change in
 accounting method                                            3.852           (0.192)            (0.191)               0.83
                                                          ---------         ---------      -------------           --------
Net earnings for the period                                   6.117             6.786             19.389               1.32
                                                          =========         =========      =============           ========

DILUTED EARNINGS (LOSS) PER ORDINARY SHARE:
From continuing operations                                   2.314              5.416             13.794               0.50
From discontinued operations                                (0.098)             0.424              3.045             (0.02)
From cumulative effect of change in
 accounting method                                            3.768           (0.186)            (0.185)               0.81
                                                          ---------         ---------      -------------           --------
Net earnings for the period                                   5.984             5.654             16.654               1.29
                                                          =========         =========      =============           ========

(*)      Restated - See Note 1B(4)
(**)     Restated - See Note 1B(2)
(***)    See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.

                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------

                                                                    Amounts
                                                                    received       Company    Cumulative
                                                                  in respect        shares       foreign                 Total
                              Number of                               of and   held by the      currency   Retained     Share-
                               ordinary       Share     Capital        stock   company and   translation   earnings   holders'
                             shares (1)     capital    reserves      options  subsidiaries   adjustments  (deficit)     equity
                             ----------   ---------   ---------   ----------   -----------  ------------  ---------   -----------
                                                                      NIS thousands
                            -----------------------------------------------------------------------------------------------------
BALANCE AS AT JANUARY 1,
   2006 (AUDITED)            16,146,668    564,515  (*)2,565,488      21,715      (6,071)     15,983   (*)(683,196)  (*)2,478,434

CHANGES DURING THE THREE
  MONTHS ENDED MARCH 31,
   2006 (UNAUDITED):
Net earnings for the period                     -             -           -            -           -        101,862       101,862
Stock-based compensation
   expenses                                     -           347           -            -           -              -           347
Exercise of stock options
  granted to employees          93,633          -             -           -            -           -              -             -
Cumulative foreign currency
 translation adjustments                        -             -           -            -      34,588                       34,588
                             ----------   -------     ---------    --------    ---------    ---------    ----------    ----------

BALANCE AS AT MARCH 31,
   2006 (UNAUDITED)          16,240,301   564,515     2,565,835      21,715      (6,071)      50,571      (581,334)     2,615,231
                             ==========   =======     =========    ========    =========    =========    ==========    ==========

                                                                     Amounts
                                                                    received       Company    Cumulative
                                                                  in respect        shares       foreign                 Total
                              Number of                               of and   held by the      currency   Retained     Share-
                              ordinary       Share      Capital        stock   company and   translation   earnings   holders'
                             shares (1)     capital    reserves      options  subsidiaries   adjustments  (deficit)     equity
                             ----------   ---------   ---------   ----------   -----------   -----------  ---------    ----------
                                                                      NIS thousands
                            -----------------------------------------------------------------------------------------------------
BALANCE AS AT
JANUARY 1, 2005 (AUDITED)    15,824,185   564,515    2,564,099          -        (80,321)     (205,674)    (966,152)    1,876,467

CHANGES DURING THE
 THREE MONTHS ENDED
 MARCH 31, 2005 (UNAUDITED):
Net earnings for the period           -         -           -           -              -             -      108,992       108,992
Exercise of stock options
 granted to employees            55,317         -           -           -              -             -           -
Cumulative foreign
  currency translation
  adjustments                        -          -           -           -              -        75,804           -         75,804
                             ----------   --------   ---------      ---------    --------     ---------    ---------   ----------
BALANCE AS AT
 MARCH 31, 2005
(UNAUDITED)                  15,879,502   564,515    2,564,099          -        (80,321)     (129,870)    (857,160)    2,061,263
                             ==========   ========   =========      =========    ========     =========    =========    =========

(1) Net of the Company holdings and subsidiaries' holdings.
(*) Restated - See Note 1B(4).
The accompanying notes are an integral part of the financial statements.


                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

                                                                     Amounts
                                                                    received       Company    Cumulative
                                                                  in respect        shares       foreign                 Total
                              Number of                               of and   held by the      currency   Retained     Share-
                              ordinary       Share      Capital        stock   company and   translation   earnings   holders'
                             shares (1)     capital    reserves      options  subsidiaries   adjustments  (deficit)     equity
                             ----------   ---------   ---------   ----------   -----------   -----------  ---------    ----------
                                                                      NIS thousands
                            -----------------------------------------------------------------------------------------------------
BALANCE AS AT
 JANUARY 1, 2005
 (AUDITED)                   15,824,185     564,515      2,564,099         -     (80,321)    (205,674)    (966,152)   1,876,467
CHANGES DURING 2005
 (AUDITED):
Net earnings for the year             -           -              -         -           -            -   (*)307,597   (*)307,597
Stock-based compensation
   expenses                           -           -       (*)1,389         -           -            -            -     (*)1,389
Issuance of treasury stock      193,229           -              -         -      74,250            -     (24,641)       49,609
Issuance of stock options             -           -              -    21,715           -            -            -       21,715
Exercise of stock options
  granted to employees          129,254           -              -         -           -            -            -            -
Cumulative foreign
  currency translation
  adjustments, net                    -           -              -         -                  221,657                   221,657
                             ==========   =========     ==========  =========   =========   ==========  ============ ===========

BALANCE AS AT
 DECEMBER 31, 2005
 (AUDITED)                   16,146,668     564,515   (*)2,565,488    21,715      (6,071)      15,983  (*)(683,196) (*)2,478,434
                             ==========   =========   ============  =========   =========   =========  ============ ============



(1) Net of the Company holdings and its subsidiaries' holdings.
(*) Restated - see Note 1B(4).


The accompanying notes are an integral part of the financial statements.


                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

Convenience translation into U.S. dollars (Note 1A(3))



                                                                  Amounts
                                                                 received       Company    Cumulative
                                                               in respect        shares       foreign                 Total
                                                                   of and   held by the      currency   Retained     Share-
                                          Share      Capital        stock   company and   translation   earnings   holders'
                                         capital    reserves      options  subsidiaries   adjustments  (deficit)     equity
                                       ---------   ---------   ----------   -----------   -----------  ---------    ----------
                                                                   NIS thousands
                                    ------------------------------------------------------------------------------------------

BALANCE AS AT
 JANUARY 1, 2006 (AUDITED)              121,011   (*)549,944      (1,301)        3,426        4,655  (*)(146,451)   (*)531,284

Chages during the three
  MONTHS ENDED MARCH 31, 2006
 (UNAUDITED)
Net earnings                                  -            -           -             -            -       21,835       21,835
Stock-based compensation expenses             -           74           -             -            -            -           74
Cumulative foreign currency
  translation adjustments                     -            -           -         7,414            -            -        7,414
                                       --------     --------     --------      -------      -------     ---------   ---------

BALANCE AS AT MARCH 31, 2006
 (UNAUDITED)                            121,011      550,018      (1,301)       10,840        4,655     (124,616)     560,607
                                       ========     ========     ========      =======      =======     =========   ==========




(*) Restated - See Note 1B(4)

The accompanying notes are an integral part of the financial statements.


                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                Convenience
                                                                                                                translation
                                                                                                                 (Note 1A3)
                                                                                                          ------------------
                                                         Three months ended March 31          Year ended  Three months ended
                                                    ------------------------------------     December 31            March 31
                                                           2006                  2005               2005                2006
                                                    ---------------     ----------------  --------------  ------------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------  ------------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------  ------------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES                101,862            108,992       (*)307,597              21,835
Net earnings for the year
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)          (108,947)          (142,359)     (*)(305,628)            (23,353)
                                                        ------------          ---------       ----------          ----------

Net cash inflow (outflow) generated by                      (7,085)           (33,367)            1,969             (1,518)
 continuing operating activities
Net cash inflow (outflow) generated by
 discontinued operating activities                           11,841           (51,181)        (177,020)               2,538
                                                        ------------          ---------       ----------          ----------
Net cash flows from operating activities                      4,756           (84,548)        (175,051)               1,020
                                                        ------------          ---------       ----------          ----------
CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Purchase of fixed assets                                    (15,841)            (3,978)         (23,233)             (3,396)
Investment grants in respect of fixed assets                      -                728            2,226                   -
Amounts charged to intangible assets
  and deferred expenses                                        (925)            (1,448)          (1,351)               (198)
Proceeds from realization of investments
  in formerly consolidated subsidiaries,
  net of cash in those subsidiaries at the
  time they ceased being consolidated (B)                         -            199,953          199,953                   -
Proceeds from realization of investment in
  proportionately consolidated subsidiary at
  the time it ceased being proportionately
  consolidated (C)                                                -                  -         (14,122)                   -
Proceeds from disposal of investments
  in investee companies and others                                -                  -          644,850                   -
Acquisition of control in proportionately
  consolidated company (D)                                  (44,893)                  -                -             (9,623)
Investment in affiliate                                     (16,478)                  -                -             (3,532)
Proceeds from sale of fixed assets and
  intangible assets                                              51                308            1,272                  11
Investment in venture capital companies                        (984)              (818)         (15,426)               (211)
Decrease (increase) in other investments, net               (14,578)           (23,920)        (352,565)             (3,125)
Decrease (increase) in short-term deposits
  and investments, net                                     (178,485)             16,150        (167,297)            (38,261)
                                                        ------------          ---------       ----------          ----------
Net cash inflow (outflow) generated by                     (272,133)            186,975          274,307            (58,335)
 continuing investing activities
Net cash inflow (outflow) generated by
 discontinued investing activities                              (50)             21,967          144,623                (11)
                                                        ------------          ---------       ----------          ----------

NET CASH FLOWS FROM INVESTING ACTIVITIES                   (272,183)            208,942          418,930            (58,346)
                                                        ------------          ---------       ----------          ----------

(*) Restated - See Note 1B(4).

The accompanying notes are an integral part of the financial statements.


                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (cont'd)
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                Convenience
                                                                                                                translation
                                                                                                                 (Note 1A3)
                                                                                                          ------------------
                                                         Three months ended March 31          Year ended  Three months ended
                                                    ------------------------------------     December 31            March 31
                                                           2006                  2005               2005                2006
                                                    ---------------     ----------------  --------------  ------------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------  ------------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------  ------------------

CASH FLOWS GENERATED BY FINANCING ACTIVITIES
Proceeds from issuance of debentures                             -                   -         375,535                    -
Proceeds from issuance of stock options                          -                   -          21,715                    -
Proceeds from issuance of treasury stock                         -                   -          49,609                    -
Issuance of shares to minority interest in
 subsidiaries                                                6,541                   -           7,938                1,402
Dividend paid to minority interest in subsidiaries            (182)                                  -                  (39)
Receipt of long-term loans and other
long-term liabilities                                       56,373              10,302        1,337,534              12,084
Repayment of long-term loans, debentures
and other long-term liabilities                               (645)           (376,354)      (1,886,717)               (138)
Increase (decrease) in credit from banks
and others, net                                            (18,503)              2,321        (475,089)              (3,966)
                                                        ----------          ----------      ----------           ----------
Net cash inflow (outflow) generated by
continuing financing activities                             43,584            (363,731)       (569,475)               9,343

Net cash inflow (outflow) generated by
discontinued financing activities                           (1,399)             14,598          16,486                 (300)
                                                        ----------          ----------      ----------           ----------
NET CASH FLOWS FROM FINANCING ACTIVITIES                    42,185            (349,133)       (552,989)               9,043
                                                        ----------          ----------      ----------           ----------
TRANSLATION DIFFERENCES IN RESPECT OF CASH                     336                 203             624                   72
BALANCES OF AUTONOMOUS FOREIGN INVESTEE
COMPANIES IN CONTINUING OPERATIONS

TRANSLATION DIFFERENCES IN RESPECT OF CASH
BALANCES OF AUTONOMOUS FOREIGN INVESTEE
COMPANIES IN DISCONTINUED OPERATIONS                         1,213               3,934          21,929                 260
                                                        ----------          ----------      ----------           ----------
DECREASE IN CASH AND CASH EQUIVALENTS                     (223,693)           (220,602)       (286,557)             (47,951)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS FROM DISCONTINUED OPERATIONS                   (11,605)             10,307         314,056               (2,488)
                                                        ----------          ----------      ----------           ----------
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS FROM CONTINUING OPERATIONS                    (235,298)           (210,295)         27,499              (50,439)

BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                                       318,798             291,299          291,299              68,338
                                                        ----------          ----------      ----------           ----------
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF YEAR                                              83,500              81,004          318,798              17,899
                                                        ==========          ==========      ==========           ==========

The accompanying notes are an integral part of the financial statements.

                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (cont'd)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                 (Note 1A3)
                                                                                                          ------------------
                                                         Three months ended March 31          Year ended  Three months ended
                                                    ------------------------------------     December 31            March 31
                                                           2006                  2005               2005                2006
                                                    ---------------     ----------------  --------------  ------------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------  ------------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------  ------------------
A. ADJUSTMENTS TO RECONCILE NET
   EARNINGS TO NET CASH FLOWS GENERATED BY
   OPERATING ACTIVITIES:

Income and expenses not involving cash flows:

Cumulative effect as of the beginning of the
year of change in accounting method                        (62,552)              3,054           3,054              (13,409)
Losses (earnings) from discontinued operations               1,628              (6,959)        (50,381)                 349
Minority interest in losses of subsidiaries, net            (2,784)             (5,126)         (9,135)                (597)
Group's equity in operating results of investee
companies, net                                             (43,257)            (91,917)    (*)(268,209)              (9,273)
Depreciation and amortization                                9,911              22,561          42,920                2,125
Deferred taxes, net                                         (1,036)             80,927          71,034                 (222)
Increase in liabilities in respect of
employee severance benefits, net                               123              42,194          25,281                   27
Amortization of stock based compensation                       347                   -        (*)1,389                   74
Net capital losses (gains) from realization of:
Fixed assets and intangible assets                             (23)                146              78                   (5)
Investments in formerly consolidated
  subsidiaries                                                   -            (200,987)       (204,619)                  -
Investments in investee companies                                -                   -         (76,653)                  -
Linkage of debentures and amortization
of bond discount                                            (1,529)                  -          15,318                 (327)
Inflationary erosion (linkage) of principal of
long-term loans and other liabilities                        7,567               3,016           35,645              1,622
Inflationary erosion (linkage) of value of
investments, deposits and loans receivable                  (7,095)                974         (14,299)              (1,521)
Impairment in value of assets and investments
(primarily venture capital investments)                      1,628              13,061          68,746                  349
                                                        ----------          ----------      ----------           ----------
                                                           (97,072)           (139,056)       (359,831)             (20,808)
                                                        ----------          ----------      ----------           ----------
Changes in operating asset and liability items:

Increase in trade receivables and other
receivables (after taking into account non-
current receivables)                                       (24,693)            (39,020)        (36,613)              (5,293)
Decrease (increase) in inventories (including
long-term customer advances and deposits)                   13,472              (8,070)         13,856                2,888
Increase (decrease) in trade payables and other
payables                                                      (654)             43,787          76,960                 (140)
                                                        ----------          ----------      ----------           ----------
                                                           (11,875)             (3,303)         54,203               (2,545)
                                                        ----------          ----------      ----------           ----------
                                                          (108,947)           (142,359)       (305,628)             (23,353)
                                                        ==========          ==========      ==========           ==========

(*) Restated - See Note 1(B)4.
The accompanying notes are an integral part of the financial statements

                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (cont'd)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                 (Note 1A3)
                                                                                                          ------------------
                                                         Three months ended March 31          Year ended  Three months ended
                                                    ------------------------------------     December 31            March 31
                                                           2006                  2005               2005                2006
                                                    ---------------     ----------------  --------------  ------------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------  ------------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------  ------------------

B.  Proceeds from realization of investment
    in formerly consolidated subsidiary,
    net of cash in this subsidiary at the
    time it ceased being consolidated:

Assets and liabilities of the formerly
consolidated subsidiary at the time it
ceased being consolidated:

Net working capital, excluding cash and
cash equivalents                                                 -           1,031,023       1,031,023                    -
Fixed assets and investments                                     -           1,971,804       1,971,804                    -
Intangible assets                                                -           2,316,290       2,316,290                    -
Long-term liabilities                                            -          (1,601,477)     (1,601,477)                   -
Investments in affiliated company, net                           -          (1,315,995)     (1,315,995)                   -
Realization of foreign currency translation
adjustments of financial statements of
autonomous investees                                             -              18,141          18,141                    -
Capital gain on sale of investments in subsidiaries              -             200,987         200,987                    -
Minority interest                                                -          (2,420,820)     (2,420,820)                   -
                                                        ----------          ----------      ----------           ----------
                                                                 -             199,953         199,953                    -
                                                        ==========          ==========      ==========           ==========

  C. Proceeds from realization of investment in proportionately consolidated subsidiary at the time it ceased being proportionately consolidated

  Assets and liabilities of formerly proportionately consolidated subsidiary, at the time it ceased being proportionately consolidated:

Working capital surplus, excluding cash and
Cash equivalents                                                 -                   -          36,900                    -
Fixed assets and investments                                     -                   -         129,917                    -
Long-term liabilities                                            -                   -         (62,023)                   -
Investments in affiliated companies, net                         -                   -        (117,623)                   -
Capital gain                                                     -                   -           3,632                    -
Minority interest                                                -                   -          (4,925)                   -
                                                        ----------          ----------      ----------           ----------
                                                                 -                   -         (14,122)                   -
                                                        ==========          ==========      ==========           ==========

                                                                                                      Koor Industries Limited
                                                                                                         (An Israeli Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (cont'd)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                 (Note 1A3)
                                                                                                          ------------------
                                                         Three months ended March 31          Year ended  Three months ended
                                                    ------------------------------------     December 31            March 31
                                                           2006                  2005               2005                2006
                                                    ---------------     ----------------  --------------  ------------------
                                                                Unaudited                       Audited           Unaudited
                                                    ------------------------------------  --------------  ------------------
                                                                       NIS thousands                          US$ thousands
                                                    ----------------------------------------------------  ------------------
D. Acquisition of proportionately
   consolidated subsidiary

Assets and liabilities of formerly proportionately consolidated subsidiary, at the date of acquisition:

Working capital surplus, excluding cash and
 cash equivalents                                            3,801                   -               -                  815
Fixed assets, net                                          (42,118)                  -               -               (9,029)
Excess cost                                                (17,089)                  -               -               (3,663)
Long-term liabilities                                       10,513                   -               -                2,254
                                                        ----------          ----------      ----------           ----------
                                                           (44,893)                  -               -               (9,623)
                                                        ==========          ==========      ==========           ==========
E. Non-cash transactions:

Purchase of fixed assets by credit                               -               5,542           4,712                   -
                                                        ==========          ==========      ==========           ==========
Loans converted into shareholders' equity
 of subsidiary                                                   -                   -          13,419                   -
                                                        ==========          ==========      ==========           ==========

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
-------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies

       A.       General

       1. These financial statements were prepared in conformity with generally accepted accounting principles applicable to the preparation of interim financial statements, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board ("IASB").

       2. These financial statements were prepared as at March 31, 2006 and for the three-month period then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes as at December 31, 2005 ("the annual financial statements").

       3. The adjusted interim financial statements as at March 31, 2006, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.665). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

       4.                The significant accounting policies were applied in the
                  interim financial statements in a manner consistent with the financial statements at December 31, 2005, except as mentioned in Note 1B below.

       B.         Initial implementation of accounting standards

       1. Accounting Standard No. 20 (Amended) regarding the accounting treatment of goodwill and intangible assets when purchasing an investee company

                  As from January 1, 2006, the Company implements Accounting Standard No. 20 (Revised), "The Accounting Treatment of Goodwill and Intangible Assets resulting from the acquisition of an Investee Company" (hereinafter - the Standard) of the IASB. The Standard provides the accounting treatment of goodwill and intangible assets upon the acquisition of a subsidiary and an investee company that is not a subsidiary, including a company under joint control.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
-------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

       B.         Initial implementation of accounting standards (cont'd)

       1.         (cont'd)

                  The principal changes provided in the Standard as compared with the principles previously applied are as follows: attribution of excess cost created upon the acquisition of an investment in an investee company also to identifiable intangible assets of the acquired company; distinction between intangible assets with definite useful life and intangible assets with indefinite useful life; immediate recognition of a gain on the date of acquisition in the amount of the negative goodwill created upon the acquisition after first being offset from intangible assets and non-monetary assets of the investee company; discontinuance of the systematic amortization of positive goodwill and intangible assets with indefinite useful life; distinction between the goodwill of a subsidiary and investee company that is not a subsidiary for the purpose of examining impairment in value; and vesting impairment in value of goodwill at least once a year.

                  The amount of the systematic amortization of goodwill which ceased to be amortized beginning January 1, 2006 following the adoption of the Standard was NIS 5.6 million and NIS 14.4 million in the three-month period ended March 31, 2005 and in the year ended December 31, 2005, respectively.

       2.         Accounting Standard No. 21 regarding earnings per share

                  As from January 1, 2006, the Company implements Accounting Standard No. 21, "Earnings per Share" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company calculates basic earnings per share with respect to earnings or loss, and basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share the Company adjusts the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares. The Company's share in the earnings of investee companies was calculated according to its share in the earnings per share of such investee companies multiplied by the number of shares held by the Company.

                  In accordance with the transitional provisions of the Standard, the comparative data regarding the earnings (loss) per share for prior periods were restated. The effects of the initial implementation of the Standard (including the effect of Standard No. 24 - see Note 1B(4)) amounted to an increase in the basic net earnings per share in the amount of NIS 0.139 and NIS 0.473 for the three-month period ended March 31, 2005 and for the year ended December 31, 2005, respectively, and a decrease in the diluted net earnings per share in the amount of NIS 0.993 and NIS 1.693 and for the three-month period ended March 31, 2005 and for the year ended December 31, 2005, respectively.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

       B.       Initial implementation of accounting standards (cont'd)

       3. Accounting Standard No. 22 regarding financial instruments: disclosure and presentation

                  As from January 1, 2006, the Company implements Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (hereinafter - the Standard) of the IASB. The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related thereto and the circumstances for offsetting financial assets and financial liabilities, and it supersedes Opinion No. 53, "The Accounting Treatment of Convertible Liabilities", and Opinion No. 48, "The Accounting Treatment of Options".

                  The Standard was adopted on a prospective basis. Furthermore, a provision for loss that was included in the financial statements for December 31, 2005, in respect of a loss anticipated from a decline in rate of holding following the exercise of stock options or the conversion of convertible liabilities in investee companies, was cancelled when the Standard came into effect under the item of a cumulative effect of change in accounting policy. The comparative figures relating to prior periods were not restated.

                  The transition to the Standard amounted to an increase in net earnings in the amount of NIS 62,552 thousand due to the cancellation of provisions for losses in respect of convertible securities in investee companies.

                  During the first quarter of 2006, the Company recorded losses in respect of the conversion of convertible securities in investee companies in the amount of NIS 23,878 thousand.

                  Therefore, the net impact of the initial implementation of the Standard on the Company in the first quarter of 2006 amounted to NIS 38,674 thousand.

       4.         Accounting Standard No. 24 regarding share-based payments

                  As from January 1, 2006, the Company implements Accounting Standard No. 24, "Share-Based Payments" (hereinafter - the Standard) of the IASB. In accordance with the provisions of the Standard, the Company recognizes share-based payment transactions in the financial statements, including transactions with employees or other parties that are settled by equity instruments, cash or other assets. Share-based payment transactions in which goods or services are received are recognized at their fair value.

                  With respect to transactions settled by equity instruments, the Standard applies to grants executed after March 15, 2005 that had not yet vested by January 1, 2006. Similarly, the Standard applies to changes in the terms of share-based payment transactions being settled by means of equity instruments that were executed after March 15, 2005, even if the changes in terms relate to grants that were executed before that date. In the financial statements of 2006, comparative data for 2005 are restated in order to reflect therein the expenses relating to the said grants.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         4.       Accounting Standard No. 24 regarding share-based payments
                  (cont'd)

                  As a result of the first-time implementation of the provisions of the Standard, the Company adjusted by means of a restatement of the financial statements for the year ended December 31, 2005, in order to retroactively reflect therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled with equity instruments of the Company and of investee companies and that were granted after March 15, 2005, and which had not yet vested by December 31, 2005, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in the respect of options granted to employees and directors settled in cash.


                   Set forth below is the effect of the changes on the financial statements:

                                                                   As at December 31, 2005
                                                      ---------------------------------------------------
                                                                                             As presented
                                                                                                   in the
                                                       As previously                            financial
                                                            reported        The change         statements
                                                      ----------------   -----------------   ------------
                                                                          Audited
                                                      ---------------------------------------------------
                                                       NIS thousands     NIS thousands      NIS thousands
                                                      ----------------   -----------------   ------------
Investment in affiliates                                  2,668,193            (4,173)         2,664,020
Shareholders' equity                                      2,482,607            (4,173)         2,478,434




                                                             For the year ended December 31, 2005
                                                      ---------------------------------------------------
                                                                                             As presented
                                                                                                   in the
                                                       As previously                            financial
                                                            reported        The change         statements
                                                      ----------------   -----------------   ------------
                                                                          Audited
                                                      ---------------------------------------------------
                                                       NIS thousands     NIS thousands      NIS thousands
                                                      ----------------   -----------------   ------------

Group's equity in the operating results of
 investee companies, net                                    363,535            (4,173)           359,362
Administrative and general expenses                         163,964             1,389            165,353
Net earnings                                                313,159            (5,562)           307,597


                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         B.       Initial implementation of accounting standards (cont'd)

         5.       Accounting Standard No. 25 regarding revenues

                  As from January 1, 2006, the Company applies Accounting Standard No. 25, "Revenues" (hereinafter - the Standard) of the IASB. The Standard relates to three types of transactions as follows: the selling of goods, the rendering of services and the use of the entity's assets by others, which generates interest, royalties and dividends, and provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) for these three types of transactions.

                  The initial implementation of the Standard had no material impact on the Company's results of operations and financial position.


Note 2 - Rates of Change in the Consumer Price Index and Foreign Currency Exchange Rates

         Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reporting periods:

                                                                                               Israeli        Exchange rate
                                                                                                   CPI        of one Dollar
                                                                                        --------------       --------------
                                                                                                Points                  NIS

         At March 31, 2006                                                                      186.12                4.665
         At March 31, 2005                                                                      179.66                4.361
         At December 31, 2005                                                                   185.05                4.603


                                                                                           Change in %          Change in %
                                                                                        --------------       --------------
         For the three months ended March 31, 2006                                                0.58                 1.35
         For the three months ended March 31, 2005                                               (0.59)                1.23
         For the year ended December 31, 2005                                                     2.39                 6.85



Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified. ECI's management, based on the opinion of its legal advisors, believes that the allegations made in the complaint with respect to it are without merit, therefore no provision has been recorded in the financial statements in respect thereof.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         2. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Below is the adjustment of the net earnings (loss) of ECI as reported in accordance with U.S. GAAP to net earnings (loss) in accordance with Israeli GAAP:

                                                                                                              For the year
                                                                                                                     ended
                                                                         Three months ended March 31           December 31
                                                                     ---------------------------------   ------------------
                                                                                 2006             2005                2005
                                                                     ----------------   --------------   ------------------
                                                                      US$ thousands      US$ thousands     US$ thousands
                                                                     ----------------   --------------   ------------------
                  Net earnings of ECI as reported
                  in conformity with U.S. GAAP                                  3,062           10,432               39,864

                  Adjustments:
                  Share-based payments expenses (**)                              628                -            (*)(2,195)
                  Financing income (expenses) - FAS 133                        (4,382)          12,226               19,226
                  Amortization and realization of excess cost
                  allocated to intangible assets                                   47             (133)              (2,726)
                  Loss on marketable securities                                  (130)               -                 (212)
                                                                     ----------------   --------------   ------------------
                  Net earnings (loss) of ECI in conformity
                  with Israeli GAAP                                              (775)          22,525              *53,957
                                                                     ================   ==============   ==================

                  (*)    Restated - see Note 1B(4).
                  (**)   Relating to stock options granted to employees and
                         directors granted after March 15, 2005 and which were not vested by December 31, 2005 (see Note 1B(4).

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. Under the terms of the securitization agreement of M-A Industries and its subsidiaries from September 2004, to sell customer receivables to financial institutions, the balance of trade receivables sold for cash as at the balance sheet date amounted to NIS 943 million (March 31, 2005 - NIS 930 million; December 31, 2005 - NIS 683 million).

                  The maximum amount of financial resources expected to be made available to the purchasing companies to purchase the trade receivables of the subsidiaries is about $250 million, on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

         2. M-A Industries and its subsidiary in Brazil (Milenia) undertook, if certain conditions are met, to indemnify financial institutions for credit received by customers of Milenia from those financial institutions, and which was used to repay the debts of these customers to Milenia from its sales to these customers. The indemnification amount as at the balance sheet date is NIS 425 million (December 31, 2005
                  - NIS 355 million).

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate (cont'd)

         3. On March 8, 2005, the board of directors of M-A Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, 14,900 thousand stock options were allotted, exercisable for up to 14,900 thousand ordinary shares of par value NIS 1 of M-A Industries. Of these, 2,500 thousand options were deposited with a trustee for future distribution. On March 8, 2006, the board of directors of M-A Industries resolved to issue the balance of the abovementioned options to employees. The fair value of the capital instruments granted is approximately $3.7 million.

         4. During the first quarter of 2006, NIS 1,823 thousand par value of debentures (Series A) of M-A Industries were converted into 190 thousand ordinary shares, NIS 1 par value, of M-A Industries. Furthermore, $13,000 thousand par value of debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted into 2,863 thousand ordinary shares, NIS 1 par value, of M-A Industries.

         5. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy, whereby M-A Industries will act to buy back its shares in the amount of up to $150 million.

                  The shares to be purchased will become dormant shares for as long as they will be held by M-A Industries.

                  As at the balance sheet date, M-A Industries holds 20,025,557 par value of its shares, representing approximately 4.4% of its total issued and paid-up share capital, in the amount of $107 million. As at May 22, 2006 M-A Industries holds 24,875,703 par value of its shares.

         6. On March 8, 2006, the board of directors of M-A Industries resolved to change the dividend policy such as beginning of the fourth quarter of 2005, M-A Industries will distribute dividends amounting to up to 50% of net earnings for the period. During and subsequent to the reporting period, M-A Industries' board of directors resolved to distribute a dividend of NIS 243 million. The Company's share of the dividend is NIS 78 million.

         7. During the first quarter of 2006, Koor purchased 621,623 shares of M-A Industries. Subsequent to the balance sheet date, Koor purchased an additional 4,814,016 shares of M-A Industries. Koor's holding in the voting rights of M-A Industries at March 31, 2006 and May 22, 2006 was 31.9% and 33.4%, respectively

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         In September 2004, Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to Fortissimo Capital Fund GP L.P. ("Fortissimo").
         This sale was executed in two stages.
         In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for $10.5 million. According to the sale agreement, Telrad's board of directors shall be comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties. The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo ("joint control rights").

         Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad was proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

         On June 22, 2005, ("the completion date"), the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

         The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionate consolidation of Telrad has been discontinued as of the completion date. Beginning the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

         Below is data on the balance sheet of Telrad as at:

                                                                    March 31
                                                                        2005
                                                            ----------------
                                                                 (Unaudited)
                                                            ----------------
                                                               NIS thousands
                                                            ----------------
         Current assets                                              267,307
         Non-current assets                                          140,007
         Current liabilities                                         186,578
         Long-term liabilities                                       111,488

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         Below is the data on the results of Telrad:

                                                                      Three
                                                                     months
                                                                      ended
                                                                   March 31
                                                                       2005
                                                          -----------------
                                                                (Unaudited)
                                                          -----------------
                                                              NIS thousands
                                                          -----------------
        Revenues                                                     87,261
        Operating costs and expenses                                104,340


         D.       Sheraton-Moriah (Israel) Ltd. ("Sheraton") - a subsidiary


         During the first quarter of 2006, Sheraton completed the purchase of the remaining 50% of the shares of Yehuda Hotels Ltd., for consideration of NIS 55 million. Therefore the financial statements of Yehuda Hotels Ltd. have been fully consolidated in the financial statements for the first quarter of 2006. The effect of the full consolidation of Yehuda Hotel Ltd. is not material to the consolidated financial statements of the Company.


Note 4 - Contingent Liabilities and Commitments

         A. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

                  In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certification of the claim as a class action are remote.

                  Further to the sale of shares of Telrad Networks (as described in Note 3C), Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 4 - Contingent Liabilities and Commitments (cont'd)

         B. On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment is the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

                  Subsequent to the balance sheet date, the Company reached a plea bargain with the prosecution whereby the Company admitted its liability and the maximum penalty that may be imposed on the Company amounts to NIS 400 thousand. A provision has been included in the financial statements in respect thereof.



Note 5 - Events Subsequent to the Balance Sheet Date

         1. In January 2006, Koor signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions.

                  The transaction was completed on April 11, 2006 after receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner.

                  According to the agreement, Koor was allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 106 million.

         2. On May 1, 2006, Discount Investment Corp. Ltd., a member of the IDB Group, announced that it had entered into an agreement for the acquisition of approximately 35.4% of Koor's issued share capital. Completion of the transaction is subject to certain conditions, including the approval of the Israeli Anti-Trust Commissioner. The closing of the transaction is to take place by July 30, 2006, but may be extended by an additional 90 days under certain circumstances. IDB Group is an interested party in the Company and holds approximately 10% of the Company's shares at the balance sheet date.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 6 - Discontinued Operations


         1. On November 30, 2005 the closing of the transactions for the sale of Elisra Electronic Systems Ltd. ("Elisra") to Elbit Systems Ltd. took place, in accordance with the agreements from July 6, 2005. As a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.

                  Following are the assets and liabilities relating to the discontinued operations:

                                                                                                                  March 31
                                                                                                                      2005
                                                                                                         -----------------
                                                                                                                 Unaudited
                                                                                                         -----------------
                                                                                                            NIS thousands
                                                                                                         -----------------
                  Assets related to discontinued operations:                                                       288,960
                  Cash and cash equivalents
                  Short-term deposits and investments                                                               11,295
                  Trade receivables                                                                                386,223
                  Other accounts receivable                                                                         39,570
                  Inventories and work in progress, net of customer advances                                       138,013
                  Other long-term investments and receivables                                                      112,880
                  Fixed assets, net                                                                                109,484
                  Intangible assets, deferred tax assets and deferred expenses                                      19,862
                                                                                                         -----------------

                  Total assets                                                                                   1,106,287
                                                                                                         =================

                  Liabilities related to discontinued operations:                                                   90,805
                  Credit from banks and others
                  Trade and other payables                                                                         321,838
                  Customer advances                                                                                194,967
                  Bank loans, net of current maturities                                                             56,694
                  Customer advances, net of costs incurred on projects                                             115,567
                  Deferred taxes                                                                                      (39)
                  Liability for employee severance benefits, net                                                    42,316
                  Minority interest                                                                                 85,454
                                                                                                         -----------------

                                                                                                                   907,602
                                                                                                         =================

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

                  1.       (cont'd)


                  Following are the results of operations of the discontinued operations:
                                                                                                                 Year ended
                                                                                               March 31         December 31
                                                                                                   2005                2005
                                                                                         --------------      --------------
                                                                                              Unaudited             Audited
                                                                                         --------------      --------------
                                                                                          NIS thousands       NIS thousands
                                                                                         --------------      --------------
        Revenues and earnings                                                                   261,316             969,235
        Revenue from sales and services
        Other income, net                                                                             -             142,734
                                                                                         --------------      --------------
                                                                                                261,316           1,111,969
                                                                                         --------------      --------------
        Costs and losses                                                                        216,569             894,249
        Cost of sales and services
        Selling and marketing expenses                                                           23,957              91,817
        General and administrative expenses                                                      13,435              50,996
        Finance expenses, net                                                                       593               3,271
        Other expenses, net                                                                         774                   -
                                                                                         --------------      --------------
                                                                                                255,328           1,040,333
                                                                                         --------------      --------------
        Earnings before income tax                                                                5,988              71,636
        Income tax                                                                              (2,510)            (15,874)
                                                                                         --------------      --------------
                                                                                                  3,478              55,762
        Minority interest in subsidiaries' results, net                                           (975)              44,116
                                                                                         --------------      --------------
        Net earnings for the period                                                               2,503              99,878
                                                                                         ==============      ==============

        2.        Koor Trade Ltd.



         Subsequent to the balance sheet date, the Company entered into an agreement for the sale of its entire holding, including shareholder loans, in Koor Trade, to the management of Koor Trade, for consideration of $8.3 million ("the sale price"). In the event that the buyers sell their holding in Koor Trade or a certain affiliated company of Koor Trade during a period stipulated in the agreement, at a price that exceeds the sale price (or the price fixed in the agreement of the value of the aforesaid affiliated company), the sale price will be increased by an increment amount.

         Following the resolution of Koor's Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing from Koor's financial statements for the year ended December 31, 2005.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------

Note 6 - Discontinued Operations (cont'd)

         2.       Koor Trade Ltd. (cont'd)

         The closing of the transaction is expected to take place during the second quarter of 2006, at which time the consideration will be paid in full and the ownership of Koor Trade will be transferred.

         The sale of Koor Trade is not expected to have a significant impact on Koor's financial results.

         Following are the assets and liabilities relating to the discontinued operation as at:


                                                                                     March 31                  December 31
                                                                     -----------------------------------------------------
                                                                              2006               2005              2005(*)
                                                                     ----------------   ---------------   ----------------
                                                                            Unaudited         Unaudited            Audited
                                                                     ----------------   ---------------   ----------------
                                                                       NIS thousands      NIS thousands     NIS thousands
                                                                     ----------------   ---------------   ----------------
         Assets related to discontinued operation:

         Cash and cash equivalents                                            41,984            26,744              30,379
         Short-term deposits and investments                                    4,147            5,233               4,713
         Trade receivables                                                     51,789           45,624              59,769
         Other accounts receivable                                             14,470           28,327              13,732
         Inventories                                                           14,411            9,600              19,567
         Investments in affiliates                                             18,781           50,925              18,530
         Other long-term investments and receivables                           38,078           25,037              37,575
         Fixed assets, net                                                      7,181            5,597               6,989
         Intangible assets, deferred tax assets
         and deferred expenses, net                                             7,461            8,407               7,562
                                                                     ----------------   ---------------   ----------------
                                                                              198,302          205,494             198,816
                                                                     ================   ===============   ================

         Liabilities related to discontinued operation:

         Credit from banks and others                                           8,295           10,373               9,629
         Trade and other payables                                             119,441          104,044             120,096
         Other long-term liabilities                                           28,427            3,390              27,999
         Liability for employee severance benefits, net                         1,675            1,344               1,645
         Minority interest                                                        994              257                 679
                                                                     ----------------   ---------------   ----------------
                                                                              158,832          119,408             160,048
                                                                     ================   ===============   ================

         (*) Reclassified

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 6 - Discontinued Operations (cont'd)

         2.       Koor Trade Ltd. (cont'd)

         Following are the results of operations of the discontinued operations, as included in the financial statements, for the:

                                                                                                                Year ended
                                                                         Three months ended March 31           December 31
                                                                     -----------------------------------------------------
                                                                                 2006             2005                2005
                                                                     ----------------   ---------------   ----------------
                                                                            Unaudited         Unaudited            Audited
                                                                     ----------------   ---------------   ----------------
                                                                        NIS thousands     NIS thousands      NIS thousands
                                                                     ----------------   ---------------   ----------------

         Revenues and earnings                                                 41,203            39,449             157,171
         Revenue from sales and services
         Group's equity in the operating results
          of affiliates, net                                                        -             1,427            (33,674)
         Other income                                                             638               585                   -
                                                                     ----------------   ---------------   ----------------
                                                                               41,841            41,461             123,497
                                                                     ----------------   ---------------   ----------------
         Costs and losses                                                      27,309            28,769             110,160
         Cost of sales and services
         Selling and marketing expenses                                         7,431             5,249              28,827
         General and administrative expenses                                    4,495             2,555              11,524
         Other expenses                                                         2,840                 -              18,068
         Finance expenses (income), net                                         (318)             (165)               1,409
                                                                     ----------------   ---------------   ----------------
                                                                               41,757            36,408             169,988
                                                                     ----------------   ---------------   ----------------
         Earnings before income tax                                                84             5,053             (46,491)
         Income tax                                                            (1,459)             (716)             (2,855)
                                                                     ----------------   ---------------   ----------------
                                                                               (1,375)            4,337             (49,346)
         Minority interest in subsidiaries' results, net                         (253)               19                (151)
                                                                     ----------------   ---------------   ----------------
         Net earnings (loss) for the period                                    (1,628)            4,456             (49,497)
                                                                     ================   ===============   =================

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements as at March 31, 2006 (unaudited)
--------------------------------------------------------------------------------


Note 7 - Business Segments

         Data regarding business segments of the Koor Group:


                                                                                                                Year ended
                                                                         Three months ended March 31           December 31
                                                                     ----------------------------------
                                                                                 2006             2005                2005
                                                                     ----------------   ---------------   ----------------
                                                                            Unaudited         Unaudited            Audited
                                                                     ----------------   ---------------   ----------------
                                                                        NIS thousands     NIS thousands      NIS thousands
                                                                     ----------------   ---------------   ----------------
         Revenues from sales and services
         Telecommunications                                                    74,678           150,944             452,433
         Tourism                                                              110,369            91,992             526,194
         Others                                                                 2,421             2,257               9,755
                                                                     ----------------   ---------------   ----------------
                                                                              187,468           245,193             988,382
                                                                     ================   ===============   =================

         Group's equity in the results of investee companies, net

         Telecommunications                                                   (20,839)           13,055             *27,050
         Agro-chemicals                                                        85,699            89,664            *359,200
         Defense electronics                                                        -           (10,972)            (23,288)
         Venture capital investments                                             (544)              (82)               (755)
         Tourism                                                                 (253)              (80)             (1,769)
         Others                                                                    (5)              332              (1,076)
                                                                     ----------------   ---------------   ----------------
                                                                               64,058            91,917            *359,362
                                                                     ================   ===============   =================

         Earnings before income tax

         Telecommunications                                                   (17,990)          (40,767)           *(33,517)
         Defense electronics                                                        -            (9,353)             56,180
         Agro-chemicals                                                        85,699           288,288            *557,824
         Venture capital investments                                           (2,207)          (13,737)            (41,472)
         Tourism                                                                 (236)           (4,378)             27,646
         Others                                                                   355            (1,868)             (5,006)
                                                                     ----------------   ---------------   ----------------
         Total                                                                 65,621           218,185             561,655

         Joint general expenses                                                (2,717)           (7,795)           *(46,862)

         Financing expenses, net                                              (23,543)          (37,095)           (182,957)
                                                                     ----------------   ---------------   ----------------

         Earnings before income tax                                            39,361           173,295           *33 1,836
                                                                     ================   ===============   =================
         (*) Restated - See Note 1B(4).
